UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2, 2018

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 2, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 2, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2018 RESULTS

Highlights

•	Reported GAAP net loss of $27.4 million, or $0.10 per share, and adjusted net loss(1) of $28.7 million, or $0.11 per share, in the second quarter of 2018.

•	Generated GAAP loss from operations of $13.4 million and total cash flow from vessel operations(1) of $16.6 million in the second quarter of 2018.

•
Signed term sheets for two new financings; upon completion, combined with the sale-leaseback transaction previously-announced, these financings will increase liquidity by approximately $110 million(2). On a pro-forma basis, these financings would increase the Company's total liquidity to approximately $190 million as of June 30, 2018.

Hamilton, Bermuda, August 2, 2018 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2018:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2018	March 31, 2018	June 30, 2017
GAAP FINANCIAL COMPARISON
Total revenues	171,659	168,465	108,789
(Loss) income from operations	(13,415)	(8,421)	1,587
Net loss	(27,413)	(19,153)	(37,477)
Loss per share	(0.10)	(0.07)	(0.21)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (1)	16,554	22,312	27,981
Adjusted loss (1)	(28,743)	(21,976)	(7,068)
Adjusted loss per share (1)	(0.11)	(0.08)	(0.04)
Free cash flow (1)	1,980	7,862	18,711
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	These financings remain subject to customary conditions precedent and the execution of definitive documentation.
GAAP net loss and non-GAAP adjusted net loss for the second quarter of 2018 compared to the same period of the prior year were primarily affected by lower average spot tanker rates and the expiry of time-charter out contracts for various vessels which subsequently traded in the spot market at lower rates. GAAP net loss in the second quarter of 2017 included an impairment on the Company's investment in Tanker Investments Ltd. (TIL).
Compared to the first quarter of 2018, GAAP net loss and non-GAAP adjusted net loss for the second quarter of 2018 were affected by lower average spot tanker rates.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Including our sale-leaseback transaction previously-announced in May, we have signed term sheets for three financings which, upon completion, are expected to increase our net liquidity position by approximately $110 million and extend our debt maturity profile,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “In June 2018, we signed term sheets for a sale-leaseback financing transaction relating to six Aframax tankers and a loan to fund working capital in our revenue sharing arrangement (RSA) pooling operations.”

“While OPEC supply cuts and a further drawdown of global oil inventories continued to weigh on crude tanker rates during the second quarter of 2018, our fixed charter cover and full service lightering business continued to support our results,” commented Mr. Mackay. “Looking ahead, while we expect the tanker market to remain under pressure in the near-term, we believe that an inflection point will be reached in the later part of 2018 due to improving demand fundamentals and slowing fleet supply growth resulting from elevated scrapping and a shrinking mid-size tanker orderbook. The improved tanker market is expected to be further boosted by positive demand developments ahead of the new IMO fuel regulations in 2020.”

Summary of Recent Developments
Financing Transactions
In June 2018, Teekay Tankers signed a term sheet for a sale-leaseback financing transaction relating to six modern Aframax tankers, which is in addition to the signed term sheet for a sale-leaseback transaction for seven mid-sized tankers announced in May 2018.

In July 2018, Teekay Tankers signed a term sheet for a loan to finance working capital for the Company's RSA pool management operations.

Upon completion, these three transactions are expected to increase liquidity by approximately $110 million after the repayment of outstanding debt related to the 13 vessels. These transactions are targeted to be completed in the third quarter of 2018 and remain subject to customary conditions precedent and the execution of definitive documentation.

Secured Additional Fixed-Rate Charter
In July 2018, Teekay Tankers entered into a time charter-out contract with a key customer for one Suezmax tanker for a firm period of 12 months, plus an extension option, which is expected to commence by mid-August 2018. The new charter contract is expected to add approximately $6.4 million in fixed revenues over the initial 12-month period.

Tanker Market
Crude tanker rates remained at cyclical lows in the second quarter of 2018 due to continued OPEC supply cuts and a further drawdown in global oil inventories. OPEC crude oil supply fell to 31.6 million barrels per day (mb/d) in April 2018, the lowest level in over three years. The decline in OPEC supply was due to both high compliance with crude oil supply cuts and plummeting output from Venezuela, where supply is at the lowest level since the early 1950s. Firm oil demand, coupled with OPEC supply cuts, resulted in a further decline in global oil inventories during the second quarter of 2018, with OECD inventories falling below the five-year average for the first time since 2014. The large drawdown of global oil inventories seen over the past 18 months has been negative for crude tankers, as it has reduced import demand.

Although the tanker market has endured a very weak first half of the year, the Company remains encouraged by underlying tanker market fundamentals. On the fleet supply side, the global tanker fleet experienced virtually zero net fleet growth in the first six months of 2018. A total of 15.7 million deadweight tonnes (mdwt) of vessels were removed from the fleet in the first half of 2018 while 15.8 mdwt of newbuildings entered the fleet. Looking ahead, the Company expects that fleet growth in the remainder of 2018 will remain low due to elevated scrapping levels and a shrinking orderbook for mid-size tankers. The Company is now forecasting approximately 2.5 percent net Suzemax fleet growth and 1.5 percent net Aframax/Long Range 2 (LR2) fleet growth in 2018 and approximately 1.5 percent net fleet growth in both fleets during 2019.

Global oil demand remains firm with forecast growth of 1.6 mb/d in 2018 and a further 1.5 mb/d in 2019 (average of IEA, EIA and OPEC forecasts). In response to this strong demand, and given that oil inventories have now fallen below five-year average levels, OPEC recently announced that it will increase oil production in order to keep the markets adequately supplied to prevent oil prices from rising too high. OPEC’s intention is to return to 100 percent compliance with production cuts, having been well above 100 percent through the first six months of the year. This implies an increase in OPEC crude oil production of up to 1 mb/d from current levels. An increase in OPEC oil production through the second half of the year would be positive for tanker demand, although uncertainty remains over the impact of a potential decline in Iranian exports due to U.S. sanctions, which could offset some of these gains.

Looking further ahead, the Company believes the new IMO regulations on sulphur content in bunker fuels due to come into force on January 1, 2020, could be positive for tanker demand. Some of the potential impacts that would benefit the tanker market include:

•	An increase in crude tanker trade due to increased refinery utilization and throughput in order to produce more low-sulphur fuels;

•	An increase in clean tanker trade due to the increased production of low-sulphur fuel and the need to deliver these fuels to global bunker markets; and

•	Floating storage demand for both clean products (building inventories of low-sulphur fuel prior to 2020) and dirty products (a need to store excess fuel oil post-2020).
In summary, the tanker market has gone through a period of very weak freight rates during the first half of 2018, due primarily to OPEC supply cuts and a drawdown in global oil inventories. However, the Company believes that an inflection point will be reached later in 2018 due to improving demand fundamentals and slow fleet supply growth. This is expected to lead to an improved tanker market, further boosted by positive demand developments ahead of the new IMO fuel regulations in 2020.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in RSAs, voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2018(i)	March 31, 2018(i)	June 30, 2017(i)
Time Charter-Out Fleet
Suezmax revenue days	182	295	540
Suezmax TCE per revenue day	$21,508	$20,236	$25,694
Aframax revenue days	512	597	544
Aframax TCE per revenue day	$21,269	$21,024	$22,621
LR2 revenue days	137	179	200
LR2 TCE per revenue day	$17,214	$17,162	$17,371

Spot Fleet
Suezmax revenue days	2,516	2,375	1,222
Suezmax spot TCE per revenue day (ii)	$12,745	$12,543	$16,567
Aframax revenue days	1,345	1,156	1,058
Aframax spot TCE per revenue day (iii)	$12,113	$15,083	$14,523
LR2 revenue days	590	531	451
LR2 spot TCE per revenue day (iv)	$10,854	$11,973	$14,180

Total Fleet
Suezmax revenue days	2,698	2,670	1,762
Suezmax TCE per revenue day	$13,336	$13,394	$19,363
Aframax revenue days	1,857	1,753	1,602
Aframax TCE per revenue day	$14,638	$17,106	$17,275
LR2 revenue days	727	710	651
LR2 TCE per revenue day	$12,057	$13,282	$15,158

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(1)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of August 1, 2018 (including one committed time charter-out contract for a Suezmax tanker which is expected to commence by mid-August 2018):

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	5	—	5
LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	8	—	8
Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers(i)	12	2	14
LR2 Product Tankers	8	—	8
VLCC Tanker(ii)	1	—	1
Total Spot Fleet	49	2	51
Total Conventional Fleet	57	2	59
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	5	65

(i)	Includes two Aframax tankers with charter-in contracts that are scheduled to expire in September 2018 and March 2021.

(ii)	The Company’s ownership interest in this vessel is 50 percent.
Liquidity Update
As at June 30, 2018, the Company had total liquidity of $80.2 million (comprised of $48.5 million in cash and cash equivalents and $31.7 million in undrawn revolving credit facilities), compared to total liquidity of $100.7 million as at March 31, 2018. Teekay Tankers has signed term sheets for two separate sale-leaseback financing transactions and a working capital loan, which, upon completion, are expected to increase Teekay Tankers' liquidity by approximately $110 million. Including these financings, the Company's pro-forma total liquidity position would have been approximately $190 million as of June 30, 2018. These financings transactions are targeted to be completed in the third quarter of 2018 and remain subject to customary conditions precedent and the execution of definitive documentation.
Conference Call
The Company plans to host a conference call on Thursday, August 2, 2018 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2018. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 289-0571 or (647) 484-0477, if outside of North America, and quoting conference ID code 5898868.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

Availability of 2017 Annual Report
The Company filed its 2017 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 24, 2018. Copies of this report are available on Teekay Tankers’ website, under “Investors - Teekay Tankers - Financials & Presentations”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Tankers’ Investor Relations.
About Teekay Tankers
Teekay Tankers currently owns a fleet of 52 double-hull tankers, including 26 Suezmax tankers, 17 Aframax tankers, and nine Long Range 2 (LR2) product tankers, and has four Suezmax tankers related to capital leases and two contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Cash flow from vessel operations (CFVO) represents income from operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity-accounted investments, loss on sales of vessels, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity-accounted investments, gain on sales of vessels and certain other non-cash items. The Company includes FCF from equity-accounted investments as a component of its FCF. FCF from the equity-accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted investments may not be available to the Company in the periods such FCF is generated by the equity-accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation and had begun operations.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Important Notice to Reader
Effective January 1, 2018, the Company adopted the new revenue accounting standard, which had no impact on net loss but a material effect on revenues and voyage expenses. The Company previously presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both voyage charter revenues and voyage expenses for the three months ended June 30, 2018, and March 31, 2018 and the six months ended June 30, 2018 by $67.5 million, $61.3 million, and $128.8 million, respectively.

Teekay Tankers Ltd.
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)

Voyage charter revenues (2)(4)	144,328	135,642	30,140	279,970	69,484
Time-charter revenues	17,384	22,110	30,091	39,494	60,421
Other revenues (3)	9,947	10,713	15,458	20,660	29,080
Net pool revenues (4)	—	—	33,100	—	80,289
Total revenues	171,659	168,465	108,789	340,124	239,274

Voyage expenses (2)(4)	(86,933)	(79,993)	(19,430)	(166,926)	(43,185)
Vessel operating expenses	(52,652)	(52,995)	(46,853)	(105,647)	(90,991)
Time-charter hire expense	(5,697)	(4,683)	(7,997)	(10,380)	(21,624)
Depreciation and amortization	(29,573)	(29,430)	(24,415)	(59,003)	(49,324)
General and administrative expenses	(9,407)	(9,785)	(8,365)	(19,192)	(17,253)
Gain (loss) on sales of vessels	170	—	(142)	170	(4,569)
Restructuring charge	(982)	—	—	(982)	—
(Loss) income from operations	(13,415)	(8,421)	1,587	(21,836)	12,328

Interest expense	(13,931)	(12,729)	(7,076)	(26,660)	(14,382)
Interest income	160	158	360	318	439
Realized and unrealized gain (loss)
on derivative instruments (5)	1,116	3,013	(1,560)	4,129	(1,099)
Equity (loss) income (6)	(70)	694	(28,027)	624	(26,900)
Other expense	(1,273)	(1,868)	(2,761)	(3,141)	(4,150)
Net loss	(27,413)	(19,153)	(37,477)	(46,566)	(33,764)

Loss per share attributable
to shareholders of Teekay Tankers
- Basic and Diluted	(0.10)	(0.07)	(0.21)	(0.17)	(0.19)

Weighted-average number of total common
shares outstanding
- Basic and Diluted (1)	268,558,556	268,292,374	179,197,658	268,426,201	178,665,430

Number of outstanding shares of common stock at the end of the period	268,558,556	268,558,556	179,224,094	268,558,556	179,224,094

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay Corporation, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL's results on a consolidated basis in accordance with common control accounting as required under GAAP. As a result, the weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay Corporation as consideration for the acquisition. The impact of this recasting is referred to herein as the "Entities under Common Control", and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $22.9 million, $21.4 million and $15.0 million for the three months ended June 30, 2018, March 31, 2018 and June 30, 2017, respectively, and $44.3 million and $35.4 million for the six months ended June 30, 2018 and June 30, 2017, respectively.

(3)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
Commencing January 1, 2018, the Company adopted Accounting Standards Update 2014-09 as required under GAAP. The Company previously presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the impact of increasing both voyage charter revenues and voyage expenses for the three months ended June 30, 2018 and March 31, 2018 and the six months ended June 30, 2018 by $67.5 million, $61.3 million, and $128.8 million, respectively. This change has been adopted prospectively from January 1, 2018.

(5)
Includes realized losses and gains relating to interest rate swaps entered into by the Company. For the three months ended June 30, 2018, March 31, 2018 and June 30, 2017, the Company recognized a realized gain on its interest rate swaps of $0.7 million, a realized gain of $0.2 million and a realized loss of $0.3 million, respectively, and a realized gain of $0.9 million and a realized loss of $0.7 million for the six months ended June 30, 2018 and 2017, respectively. The Company recognized realized gains relating to a time-charter swap agreement of $0.4 million for the three months ended June 30, 2017 and $1.1 million for the six months ended June 30,2017.

(6)
Included in equity (loss) income are the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C. (until March 2018, when the remaining capital was returned to the Company), and its proportionate 11.3 percent share of earnings from its investment in TIL until November 27, 2017, when the Company completed a merger with TIL. From that date, TIL became a wholly-owned subsidiary of the Company, and it has been consolidated.

Components of equity (loss) income are detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
High-Q Joint Venture	(70)	694	756	624	1,549
Tanker Investments Ltd.	—	—	(653)	—	(320)
Fair value adjustment of
Tanker Investments Ltd. (i)	—	—	(28,124)	—	(28,124)
Gemini Tankers L.L.C.	—	—	(6)	—	(5)
Total equity (loss) income	(70)	694	(28,027)	624	(26,900)

(i)
As part of the accounting for the TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100 percent controlling interest in TIL. In June 2017, it was determined at that time that recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash and cash equivalents	48,457	47,962	71,439
Restricted cash	1,858	1,252	1,599
Pool receivable from affiliates	24,714	13,693	15,550
Accounts receivable	15,912	15,520	19,288
Due from affiliates	50,034	56,211	49,103
Current portion of derivative assets	2,728	2,315	1,016
Prepaid expenses	21,523	23,045	18,690
Other current assets	3,103	1,302	—
Restricted cash - long-term	2,672	2,672	2,672
Vessels and equipment – net	1,695,722	1,717,348	1,737,792
Vessels related to capital leases – net	221,825	224,791	227,722
Investment in and advances to equity-accounted
investments	25,170	25,240	25,460
Derivative assets	5,797	5,750	4,226
Intangible assets – net	13,030	13,755	14,605
Other non-current assets	92	113	127
Goodwill	8,059	8,059	8,059
Total assets	2,140,696	2,159,028	2,197,348

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	39,885	35,725	42,468
Current portion of long-term debt	155,089	153,399	166,745
Current portion of derivative liabilities	16	—	—
Current obligation related to capital leases	7,454	7,338	7,227
Deferred revenue	61	3,242	557
Due to affiliates	39,422	19,371	19,717
Long-term debt	778,728	791,779	785,557
Long-term obligation related to capital leases	137,951	139,830	141,681
Other long-term liabilities	29,620	28,609	26,795
Equity	952,470	979,735	1,006,601
Total liabilities and equity	2,140,696	2,159,028	2,197,348

(1)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2018	2017
	(unaudited)	(unaudited)(1)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net loss	(46,566)	(33,764)
Non-cash items:
Depreciation and amortization	59,003	49,324
(Gain) loss on sales of vessels	(170)	4,569
Unrealized (gain) loss on derivative instruments	(3,283)	1,578
Equity (income) loss	(624)	26,900
Other	5,467	6,554
Change in operating assets and liabilities	3,368	12,787
Expenditures for dry docking	(6,725)	(3,417)
Net operating cash flow	10,470	64,531
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	45,659	14,300
Repayments of long-term debt	(66,333)	(57,894)
Prepayment of long-term debt	—	(69,216)
Scheduled repayments of obligation related to capital leases	(3,503)	—
Cash dividends paid	(8,052)	(9,925)
Proceeds from equity offerings, net of offering costs	—	8,565
Proceeds from issuance of Class A common stock	—	5,000
Other	(92)	(241)
Net financing cash flow	(32,321)	(109,411)
INVESTING ACTIVITIES
Proceeds from sales of vessels	589	40,686
Expenditures for vessels and equipment	(2,207)	(2,628)
Return of capital from equity-accounted investment	746	—
Loan repayments from equity-accounted investment	—	550
Net investing cash flow	(872)	38,608

Decrease in cash, cash equivalents and restricted cash	(22,723)	(6,272)
Cash, cash equivalents and restricted cash, beginning of the period	75,710	94,907
Cash, cash equivalents and restricted cash, end of the period	52,987	88,635

(1)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2018		June 30, 2017
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(27,413)	($0.10)	(37,477)	($0.21)
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(418)	—

Net loss attributable to shareholders of Teekay Tankers	(27,413)	($0.10)	(37,895)	($0.21)

Add specific items affecting net loss:
(Gain) loss on sales of vessels	(170)	—	142	—
Unrealized (gain) loss on derivative instruments (3)	(460)	—	1,700	$0.01
Other (4)	(700)	($0.01)	28,985	$0.16
Total adjustments	(1,330)	($0.01)	30,827	$0.17
Adjusted net loss attributable to shareholders of Teekay
Tankers	(28,743)	($0.11)	(7,068)	($0.04)

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

(3)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant that was related to the period prior to the Company acquiring TIL by merger in November 2017.

(4)
The amount recorded for the three months ended June 30, 2018 primarily relates to adjustments relating to freight tax accruals from prior years. The amount recorded for the three months ended June 30, 2017 primarily relates to the write-down of the Company's investment in TIL of $28.1 million (see note 6(i) to the Summary Consolidated Statements of Loss included in this release). In addition, the amount for the three months ended June 30, 2017 also includes unrealized foreign exchange losses in joint ventures.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)

Net loss - GAAP basis	(27,413)	(37,477)
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(418)
Net loss attributable to shareholders of Teekay Tankers	(27,413)	(37,895)

Add:
Depreciation and amortization	29,573	24,415
Proportionate share of free cash flow from equity-accounted investments	380	1,983
Unrealized loss on derivative instruments	—	1,700
Loss on sales of vessels	—	142
Equity loss (2)	70	27,604
Other	—	762

Less:
Unrealized gain on derivative instruments	(460)	—
Gain on sale of vessels	(170)	—

Free cash flow	1,980	18,711

Weighted-average number of common shares outstanding for the period - basic	268,558,556	179,197,658

(1)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

(2)
Included in equity loss is the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker. For the three months ended June 30, 2017, equity loss also included the Company's 50 percent interest in Gemini Tankers L.L.C. and its proportionate 11.3 percent share of earnings from its investment in TIL prior to the TIL merger. In the three months ended June 30, 2017, the Company also recognized an impairment of $28.1 million on its investment in TIL (see note 6(i) to the Summary Consolidated Statements of Loss included in this release).

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2018	March 31, 2017	June 30, 2017
	(unaudited)	(unaudited)	(unaudited)
(Loss) income from operations - GAAP basis	(13,415)	(8,421)	1,587
Depreciation and amortization	29,573	29,430	24,415
(Gain) loss on sales of vessels	(170)	—	142
CFVO – Consolidated	15,988	21,009	26,144
Less: CFVO attributable to the Entities under Common Control	—	—	(818)
CFVO – Equity Investments (See this Appendix C)	566	1,303	2,655
Total CFVO	16,554	22,312	27,981

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity-Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2018		March 31, 2018		June 30, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	2,012	1,006	3,375	1,688	28,825	4,578
Vessel and other operating expenses	(880)	(440)	(769)	(385)	(17,600)	(1,923)
Depreciation	(849)	(425)	(830)	(415)	(9,572)	(1,403)
Income from vessel operations of equity-accounted investments	283	141	1,776	888	1,653	1,252
Interest expense	(436)	(218)	(407)	(204)	(4,809)	(692)
Realized and unrealized gain (loss) on derivative instruments	13	7	19	10	(37)	(19)
Other	—		—	—	(244)	(20)
Equity (loss) income of equity-accounted vessels	(140)	(70)	1,388	694	(3,437)	521

Income from vessel operations of equity-accounted investments	283	141	1,776	888	1,653	1,252
Depreciation and amortization	849	425	830	415	9,572	1,403
Cash flow from vessel operations of equity-accounted investments	1,132	566	2,606	1,303	11,225	2,655

(1) The Company’s proportionate share of its equity-accounted vessels and other investments ranges from 11.3 percent to 50 percent.
Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the completion of the Company’s expected sale-leaseback financing transactions and working capital loan, and the effect of the transactions on the Company’s liquidity and future debt maturity profile; future forward revenues; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the occurrence and expected timing of a tanker market recovery, the estimated slowdown of growth in the mid-size tanker fleet, the amount of tanker scrapping and newbuild tanker deliveries, estimated growth in global oil demand and supply, future tanker rates, future OPEC oil supply, and estimated impact of IMO 2020 regulations on tanker demand. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to complete the sale-leaseback financing transactions and working capital loan and/or potential changes to the final terms of the transactions; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.